O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone: (360) 332-3300
Christian I. Cu**	Facsimile: (360) 332-2291
Conrad Y. Nest*	E-mail: cyn@stockslaw.com

File #4387
September 21, 2005
VIA EDGAR & FEDEX
THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Attention: William Bennett, Division of Corporation Finance

Dear Sirs:

RE:	MED-TECH SOLUTIONS, INC. (the “Company”)
	-	Registration Statement on Form SB-2
	-	Amendment No. 4 - Originally Filed January 28, 2005, Amendment No. 1 filed April 12, 2005, Amendment No. 2 filed June 6, 2005, Amendment No. 3 filed August 4, 2005
	-	SEC File Number 333-122352

We write on behalf of Med-Tech Solutions, Inc. (the “Company” or “Med-Tech”) in response to your comment letter dated September 12, 2005 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, a fourth amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). We enclose with this submission a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended SB-2.

GENERAL

1.	YOUR ATTENTION IS DIRECTED TO ITEM 310(G) OF REGULATION S-B AND THE NEED FOR UPDATED FINANCIAL STATEMENTS AND RELATED DISCLOSURES.

In response to this comment, the Company has updated the Amended SB-2 to include the interim unaudited financial statements for the nine month period ended July 31, 2005 and made the corresponding changes to the Amended SB-2.

2.	YOU ARE REMINDED THAT A CURRENTLY DATED CONSENT OF THE INDEPENDENT ACCOUNTANTS WITH TYPED SIGNATURE SHOULD BE INCLUDED IN THE AMENDMENT TO THE REGISTRATION STATEMENT.

In response to this comment, the Company has included a current consent of its independent accountant with the Amended SB-2.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650
*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Mr. William Bennett

FINANCIAL STATEMENTS

LICENSE AGREEMENT, PAGE F-18

3.
AS PREVIOUSLY REQUESTED, PLEASE EXPAND NOTE 2(G) TO DISCLOSE THE EXPECTED USEFUL LIFE OF THE COMPANY’S LICENSE AGREEMENT AS REQUIRED BY PARAGRAPH 44 OF SFAS 142. MANAGEMENT’S BEST ESTIMATE OF THE AGREEMENTS USEFUL LIFE OR PERIOD OF BENEFIT SHOULD BE BASED ON THE GUIDANCE IN PARAGRAPHS 11 AND 12 OF SFAS 142. PLEASE REVISE.

In response to this comment, the Company has revised Note 2(g) of its interim unaudited financial statements for the period ended July 31, 2005 as requested.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Conrad Y. Nest
Conrad Y. Nest
CYN/clk

Enclosures

cc:           Med-Tech Solutions, Inc.
                Attn: Mr. Mark A. McLeary, Chief Executive Officer